MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(In U.S. dollars and in accordance with U.S. GAAP)

The following discussion and analysis explains trends in our financial condition and results of operations for the three month period ended June 24, 2011, compared with the corresponding period in the previous Fiscal Year.  This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results.  You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report and with our Annual Report for the Fiscal Year ended March 25, 2011.

Overview

Zarlink designs mixed-signal semiconductor products for a range of communications and medical applications.  Mixed-signal integrated circuits (“ICs”) combine both analog and digital circuits on a single semiconductor chip.

Our core capabilities are in:

•	Timing and synchronization products for wireless and wired networks;

•	Line circuits for voice-over broadband deployments; and

•	Ultra low-power radio solutions for medical applications.

Our highly integrated ICs, chipsets, system-on-chip (“SoC”) and module solutions provide telecom and medical equipment manufacturers with the ability to simplify design, lower costs and reach their end-market quickly. Zarlink offers more than 900 active products, and ships approximately 100 million ICs per year to over 400 customers in more than 100 countries. For more information, visit www.zarlink.com.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements which involve risks and uncertainties that are based on our current expectations, estimates and projections about the industries, in which we operate, and our beliefs and assumptions. We use words such as anticipate, expect, estimate, believe, and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

•	Our dependence on the development of new products, and our ability to introduce these products to the market in a cost-effective and timely manner;

•	Our ability to integrate any businesses, technologies, product lines or services that we have or will acquire;

•
Our dependence on foundry suppliers for wafers and third-party subcontractors for the manufacture of our products, and our vulnerability to their capacity constraints during times of increasing demand for semiconductor products or service interruptions;

•	Our dependence on revenue generation from our legacy products in order to fund development of our new products;

•	Our dependence on a limited number of customers for a substantial portion of our revenues;

•	Our limited visibility of demand in our end markets, and the industry practice whereby our customers may cancel and/or defer orders on short notice;

•	Our global growth is subject to a number of economic risks, including a further deterioration in financial markets and confidence in major economies;

•	We are a relatively small company with limited resources compared to some of our current and potential competitors;

•	We have experienced operating losses in several prior Fiscal Years, and may not be able to maintain current profitability;

•	Our ability to attract and retain key employees;

•	Significant fluctuations in foreign exchange rates may adversely impact our results of operations;

•	Risks inherent in our international operations;

•
Failure to protect our intellectual property or infringing on patents and proprietary rights of third parties could have a material adverse effect on our business, financial condition and results of operations;

•	Our substantial amount of indebtedness could adversely affect our financial position; and

•	Other factors referenced in our Annual Report on Form 20-F for the Fiscal Year ended March 25, 2011.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JUNE 25, 2011

Summary of Results from Operations	Three Months Ended
(thousands of U.S. dollars, except per share amounts)	June 24, 2011	June 25, 2010

Revenue	$55,428	$58,664

Income from continuing operations	$2,376	$4,388
Income from discontinued operations	$-	$5,868
Net income	$2,376	$10,256

Income per common share from continuing operations:
Basic and diluted	$0.02	$0.03

Income per common share from discontinued operations:
Basic	$-	$0.05
Diluted	$-	$0.04

Net income per common share:
Basic	$0.02	$0.08
Diluted	$0.02	$0.07

Weighted average common shares outstanding (in thousands):
Basic	120,147	120,920
Diluted	123,786	152,444

Our revenue in the first quarter of Fiscal 2012 was $55.4 million, down 6% from revenue of $58.7 million in the first quarter of Fiscal 2011. The revenue decrease in the first quarter of Fiscal 2012, as compared to the same period of the previous year, is primarily the result of decreased sales volume of our legacy custom products. Major customers of these products made last time buy orders in Fiscal 2011. We expect the significant decline in custom products revenue to continue in the foreseeable future given our decision not to pursue new business for these products. Accordingly, we ceased treating Custom and Other as an operating segment for financial reporting purposes starting in Fiscal 2012 as it is no longer separately monitored by our Chief Executive Officer who is our chief operating decision maker. Remaining Custom and Other business is now included within Communication Products or Medical Products. The revenue decline in these products was partially offset by higher sales from our core line circuits, network timing and medical wireless platforms. We have seen strong demand for our line circuit and timing products within our Communication Products group since the fourth quarter of Fiscal 2010. Consistent with the second half of Fiscal 2011, we have continued to see strong demand for our medical wireless products. Within all our product groups, we continue to see the gradual shift in product sales from our legacy products towards our new products. We consider our legacy products to be items on which we spend little R&D effort to maintain, and our new products to be those for which we have concentrated our recent R&D spending to develop. We view our new products as the source of future revenue growth and anticipate that revenue from our legacy products will continue to decline.

We use opening 90-day backlog as one indicator of future revenue. Our 90-day backlog is defined as orders received from customers with a delivery date within 90 days. At the beginning of the second quarter of Fiscal 2012 our 90-day backlog was $46 million, down from $48 million at the opening of the first quarter of Fiscal 2012. We are seeing some softness in orders for our line circuit products, as carriers slow broadband network deployments in China and our customers shift product shipments into later quarters. While we anticipate this will be a short-term slowdown, we expect it will impact our top-line progress in the second quarter. Additionally, in the fourth quarter of Fiscal 2011, we experienced an increase in order activity, contributing to an increase in backlog. This increase was in part due to industry-wide uncertainty following the earthquake and tsunami in Japan, which we believe caused customers to place additional orders to help secure their supply levels. As customer order patterns stabilize and lead times return to normal levels, we have a more traditional level of backlog entering the second quarter combined with strengthening “turns”. We define “turns” as an order booked in the same quarter as when the product is shipped, therefore recognizing revenue in the same quarter.   Accordingly, we anticipate revenue in the second quarter of Fiscal 2012 will be greater than our opening backlog of $46 million as a result of improving “turns”.

As of June 24, 2011, approximately 85 percent of our revenue is generated by our core line circuits, network timing and medical wireless platform, as we continue to sharpen our focus on growth opportunities. The remaining revenue is mostly generated by our telecom networking portfolio, where we enjoy stable design activity, and are pursuing some growth opportunities in adjacent markets with our voice processing products.

In the first quarter of Fiscal 2012, we recorded net income of $2.4 million, or $0.02 per basic share.  This compares to net income of $10.3 million, or $0.08 per basic share, in the first quarter of Fiscal 2011.  Net income in the first quarter of Fiscal 2012 was mainly the result of $3.9 million of operating income offset primarily by $0.9 million of net interest expense. Operating income reflects severance expenses of $1.2 million related to the workforce redeployment plan announced in the first quarter of Fiscal 2012. Net income in the first quarter of Fiscal 2011 was mainly the result of $5.5 million of operating income and $5.9 million of income from discontinued operations, offset primarily by $1.0 million of net interest expense.  Operating income in the first quarter of Fiscal 2011 reflects a $1.9 million loss on the final settlement of our defined benefit pension plan in Sweden.

GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows (in thousands):

	Three Months Ended
	June 24, 2011	% of Total	June 25, 2010	% of Total
Revenue:
Asia/Pacific	$37,888	69%	$35,440	61%
Europe	5,496	10	13,715	23
United States	11,254	20	9,004	15
Canada	108	-	34	-
Other Regions	682	1	471	1
Total	$55,428	100%	$58,664	100%

Asia/Pacific

Asia/Pacific revenue in the first quarter of Fiscal 2012 was $37.9 million, up 7% compared with revenue in the same period of Fiscal 2011. The increase was driven by higher Communication Products revenue.  The increase in revenue in this area, particularly China and Taiwan, is mainly due to increased demand for line circuit and network timing products within our Communication Products group.

Europe

European revenue decreased by 60% in the first quarter of Fiscal 2012 as compared to the same period of Fiscal 2011.  The decrease was driven by lower Communication Products and Medical Products revenues, with each contributing (56%) and (4%) to the change, respectively. The decrease in revenue in this area is mainly due to lower product shipments of communication application specific integrated circuits products, as customers completed last time buy orders of these custom products during Fiscal 2011.

United States

Revenue from customers in the United States increased by 25% to $11.3 million during the first quarter of Fiscal 2012 as compared to the first quarter of Fiscal 2011.  The increase was due to higher Medical Products and Communication Products revenues, with each contributing 20% and 5% to the change, respectively.

Canada

Canadian revenue in the first quarter of Fiscal 2012 increased by $0.1 million as compared to the same period in Fiscal 2011, due to higher Communication Products revenue.

Other Regions

For the three months ended June 24, 2011, revenue from customers in other regions increased to $0.7 million as compared to $0.5 million for the same period last year, due mainly to higher Communication Products revenue in Brazil.

REVENUE BY PRODUCT GROUP

	Three Months Ended
(in thousands)	June 24, 2011	% of Total	June 25, 2010	% of Total

Revenue:
Communication Products	$46,936	85%	$51,471	88%
Medical Products	8,492	15	7,193	12
Total	$55,428	100%	$58,664	100%

Communication Products

Communication Products revenue decreased by $4.5 million, or 9%, in the first quarter of Fiscal 2012 when compared to the same period in Fiscal 2011.  The decrease is due to significantly lower sales of our custom products. Major customers of custom products made last time buy orders in Fiscal 2011. We ceased treating Custom and Other as an operating segment for financial reporting purposes starting in Fiscal 2012. Remaining Custom and Other business is now included within Communication Products or Medical Products. The revenue decline in custom products was partially offset by higher sales from line circuit products and timing products, each contributing (12%), 1%, and 2% to the decrease, respectively.  We have seen a strong ramp in customer design activity for our timing products, as carriers deploy new wireless networks or upgrade existing infrastructure to more efficiently support higher bandwidth services enabled by smartphones and mobile Internet devices. There has also been a growing demand for our line circuit products, primarily in growth economies such as China, where carriers are deploying new fiber networks supporting the full range of telephone, television and Internet services.

Medical Products

Our Medical Products revenue increased by 18% in the first quarter of Fiscal 2012 compared to the same period in Fiscal 2011.  The increase is due to higher product shipments of our new medical telemetry products, partially offset by lower revenues in our legacy audiologic medical devices and microelectronics products, each contributing 30%, (11%) and (1%) to the percentage change in revenue, respectively.

GROSS MARGIN

	Three Months Ended
(in thousands)	June 24, 2011	June 25, 2010

Gross Margin	$29,222	$29,849

As a percentage of revenue	53%	51%

Gross margin in the three month period ended June 24, 2011, was 53%, an increase of 2 percentage points as compared to the same period in Fiscal 2011.  Our margins may fluctuate from period to period as a result of the changes in sales volume from our different products, which we refer to as a change in product mix. The improved gross margin in the first quarter of Fiscal 2012 compared to the same period in Fiscal 2011 is mainly a result of a change in product mix. Also, in Fiscal 2012, as part of the new product introduction process, programs in place with our foundry partners increased the proportion of properly performing line circuit devices on each wafer, which we refer to as “yield”. As production yield for these new products improved, gross margin increased.  The changes in product mix that had a positive effect on gross margin percentage were partially offset by severance expenses of $0.7 million related to the workforce redeployment plan announced in the first quarter of Fiscal 2012.  During the first quarter of Fiscal 2011, we incurred $0.3 million of supply chain harmonization costs that were included in costs of goods sold.  Supply chain harmonization costs include costs incurred in transferring production within our foundry suppliers, in order to consolidate our supply chain and achieve increased economies of scale.  We did not incur supply chain harmonization costs in the first quarter of Fiscal 2012.

OPERATING EXPENSES

Research and Development

	Three Months Ended
(in thousands)	June 24, 2011	June 25, 2010

R&D expenses – gross	$12,173	$11,040
Less: NRE’s and government assistance	(679)	(475)
R&D expenses - net	$11,494	$10,565

As a percentage of revenue	21%	18%

Net R&D expenses increased by 9%, or $0.9 million, in the first quarter of Fiscal 2012 compared to the same period in Fiscal 2011.  The increase was due mainly to higher material and employee compensation costs to complete some of our R&D projects. Also impacting R&D expenses in the first quarter of Fiscal 2012 were severance expenses of $0.3 million related to the workforce redeployment plan announced in the first quarter of Fiscal 2012.   Additionally, the U.S. dollar was weaker in comparison to most other currencies in the first quarter of Fiscal 2012 compared to the first quarter of Fiscal 2011, resulted in increasing our R&D costs in locations outside the U.S., primarily in Canada and Sweden, when converted to U.S. dollars.  The increase of gross R&D expenses is partially offset by higher non-recurring engineering (“NRE”) reimbursements in the first quarter of Fiscal 2012 as compared to the same period of the previous year.

For custom designs, we receive NRE reimbursements, which are recorded as recoveries of R&D expenditures. These NRE reimbursements are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.

Our R&D activities focused on the following areas:

•	Ultra low-power integrated circuits and modules supporting short-range wireless communications for implantable medical devices and associated monitoring and programming equipment;

•	Timing products that support the delivery of time-sensitive services over packet-based networks; and

•	Line circuit products for enterprise and residential equipment that enables carrier-class voice services over cable and broadband networks.

Selling and Administrative

	Three Months Ended
(in thousands)	June 24, 2011	June 25, 2010

S&A Expenses	$12,089	$10,133

As a percentage of revenue	22%	17%

S&A expenses were $12.1 million in the first quarter of Fiscal 2012, up $2.0 million or 19% from the comparable period last year. The increase is attributable to incremental employee compensation, including additional compensation expenses resulting from the modification of employee stock options. Also many of our S&A expenses are incurred in currencies other than the U.S. dollar, particularly the Canadian dollar, British pound, Swedish krona, and the euro.  Therefore the weakness of the U.S. dollar in the first quarter of Fiscal 2012 as compared to the same period of the previous year resulted in increased S&A costs.  Additionally impacting S&A expenses in the first quarter of Fiscal 2012 were severance expenses of $0.2 million related to the workforce redeployment plan announced in the first quarter of Fiscal 2012.

Amortization of Intangible Assets

In the first quarter of Fiscal 2012, we recorded amortization on intangible assets of $1.7 million, in line with the $1.7 million recorded in the same period of Fiscal 2011.

Loss on Pension Settlement

During the first quarter of Fiscal 2011, we made a final settlement of our defined benefit plan in Sweden by transferring the liability effective June 1, 2010 to Alecta Pensionsförsäkring.  In accordance with guidance contained in the Retirement Benefits Topic of the FASB ASC, we recorded a $1.9 million loss on pension settlement in Fiscal 2011.  The amount payable on transfer was $14.6 million (113.4 million Swedish krona) plus applicable taxes, and was paid from restricted cash. There is no further liability under this plan.

Stock Compensation Expense

Stock compensation expense was recorded as follows (in thousands):

	Three Months Ended
	June 25, 2010	June 25, 2010

Selling and administrative	$1,037	$253
Research and development	151	69
Cost of revenue	32	18
	$1,220	$340

As at June 24, 2011, total unrecognized compensation cost related to non-vested awards was $4.0 million, and the weighted average period over which this expense is expected to be recognized is approximately three years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options granted, share prices, option prices, share price volatility, forfeitures, the risk free interest rate, and expected option lives.

NON-OPERATING INCOME AND EXPENSE

Interest Income

Interest income for the three months ended June 24, 2011 was $209,000, as compared to $30,000 in the three months ended June 25, 2010. The increase in Fiscal 2012 as compared to Fiscal 2011 was primarily due to larger cash balances and marginally higher interest rates.

Interest Expense

Interest expense for the three months ended June 24, 2011 was $1.1 million, as compared to $1.0 million in the three months ended June 25, 2010.  The convertible debentures pay interest in Canadian dollars. The weaker U.S. dollar in the first quarter of Fiscal 2012, relative to the same period in Fiscal 2011, resulted in higher interest expense when converted to U.S. dollars.

Amortization of Debt Issue Costs

We incurred $3.7 million in transaction costs relating to the issuance of our convertible debentures in the second quarter of Fiscal 2008. These costs have been capitalized, are included in other assets and are being amortized over five years, which is the term of the convertible debentures. Amortization costs for the three months ended June 24, 2011 were $160,000, in line with the $160,000 in the comparable period of Fiscal 2011.

Foreign Exchange Gain

The foreign exchange gain in the first quarter of Fiscal 2012 was $0.2 million as compared to a gain of $0.5 million for the same period in Fiscal 2011. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, according to period-end market rates. As a result of our convertible debentures being denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures to U.S. dollars at the period-end exchange rates.  This revaluation will result in non-cash foreign currency gains or losses.  We also hold Canadian dollar cash in order to partially mitigate this foreign currency exposure. At the end of the first quarter of Fiscal 2012, we held Cdn $64.3 million cash (March 25, 2011 - Cdn $38.5 million).

At June 24, 2011, taking into account only our convertible debentures, a five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $3.6 million to our earnings in a given Fiscal period.

Income Tax Expense

Income tax expense of $0.7 million was recorded for the first quarter of Fiscal 2012, compared with income tax expense of $0.5 million for the corresponding period in Fiscal 2011.  The expense in Fiscal 2012 relates primarily to the utilization of deferred tax assets previously recognized, mainly in the U.K.

Based on our current forecast, the Company expects to record an additional $4.2 million in tax expense during the remainder of Fiscal 2012, primarily related to the utilization of deferred tax assets previously recognized in Canada and the U.K.

The income tax expense of $0.5 million in the first quarter of Fiscal 2011 was in relation to the utilization of deferred tax assets previously recognized, offset by a $0.7 million benefit realized for losses utilized by the Company to offset the gain on sale of its Optical Products group (the "Optical Assets"), included in discontinued operations.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets may be utilized, we have established a valuation allowance as of June 24, 2011 of $202.4 million (March 25, 2011 - $204.1 million). The change relates to movements in temporary timing differences and the utilization of losses in certain foreign jurisdictions.

We continue to pursue the closure of outstanding corporate tax audit issues with various governments. The settlement of any related Uncertain Tax Positions (“UTPs”) during the Fiscal Year will result in either a tax payment to the taxing authority or a derecognition of the UTP. Based, on information currently available to us, we expect that the unrecognized tax benefits will decrease by approximately $0.4 million in the next twelve months due to the closing of audits for open tax years.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable.  When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

DISCONTINUED OPERATIONS

On May 14, 2010, we completed the sale of substantially all of the assets and business comprising the Optical Products group (the "Optical Assets") to Tyco Electronics Corporation, for $15.0 million.  The sale resulted in a gain of $6.5 million, net of tax, during the first quarter of Fiscal 2011.

The carrying amounts at closing of the Optical Assets included in the sale were (in thousands):

May 14, 2010

Inventory	$2,975
Fixed assets	2,102
Intangible assets	345
Other	94
$5,516

The following table shows the results of the Optical Assets which are included as discontinued operations (in thousands):

	Three Months Ended
	June 24, 2011	June 25, 2010

Revenue	$-	$726

Operating income (loss) from discontinued operations	-	(650)
Gain on disposal, net of tax of $1,463	$-	$6,518
Income from discontinued operations	$-	$5,868

LONG-TERM INVESTMENT

In Fiscal 2011, we made a strategic equity investment of $5.0 million in voting and non-voting preferred shares and warrants of Multigig, Inc (“Multigig”). Multigig is a U.S. private fabless semiconductor company that provides advanced clock generation and timing products for the wired and wireless communications markets. As the result of the investment the Company controls approximately 17% of Multigig’s voting shares on a diluted basis. We view this investment as part of our strategy to focus on key growth initiatives in the communications markets.

Multigig's RotaryWave technology enables extremely low-jitter clocks for high-speed communication applications now being delivered over higher bandwidth packet networks. In communication systems, jitter is a variation in the time between data packets arriving at a destination, and can be caused by network congestion, timing signal drift or route changes. Jitter degrades the quality of communication services for end-users. Multigig's technology reduces phase jitter in high-speed communication systems and provides customers with performance, cost and power advantages. As an investor in Multigig, Zarlink believes there is an opportunity for this technology across a wide range of telecom, communications, networking, server and storage applications.

In addition to the investment, we also entered into agreements with Multigig which provide us with rights to sell certain technology developed by Multigig, and require us to invest in certain of its R&D initiatives.  We will continue to consider similar strategic investments in order to enhance our products and offerings.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at June 24, 2011 was cash and cash equivalents totaling $130.7 million (March 25, 2011 - $128.2 million).  We believe that our existing cash and cash equivalents, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, convertible debentures repayment, and other cash outflows for the foreseeable future. On June 27, 2011, we redeemed all of the outstanding preferred shares for an aggregate redemption price of Cdn $24,632,544. See Note 21 to the Consolidated Financial Statements.

Operating Activities

Cash provided by operating activities during the three months ended June 24, 2011, was $3.7 million, as compared to $13.9 million generated in the same period of Fiscal 2011.

Cash generated by operations before changes in working capital was $7.1 million for the three months ended June 24, 2011, as compared to cash generated of $11.8 million in the first three months of Fiscal 2011. Our cash flows from operations decreased in the first quarter of Fiscal 2012 mainly due to decreased net income as compared to the first quarter of Fiscal 2011. Cash provided by operating activities in the first quarter of Fiscal 2012 reflects non-cash charges including amortization of $1.9 million and depreciation of $0.8 million.  During the three months ended June 24, 2011, our non-cash working capital increased by $3.4 million, thereby reducing cash.  Our non-cash working capital changed mainly due to the following:

•	A decrease in payables and other accrued liabilities of $5.1 million, related primarily to the payment of employee-related payables; and

•	An increase in inventories of $1.0 million, due mainly to the timing of shipments within the period.

Partially offset by:

•	A decrease in trade accounts and other receivables of $2.6 million, related primarily to timing of shipments and receipts during the period.

In comparison, our non-cash working capital decreased by $2.1 million during the first three months of Fiscal 2011, thereby increasing cash, primarily as a result of the following:

•	A decrease in trade accounts and other receivables of $7.2 million, related primarily to timing of shipments and receipts during the period.

Partially offset by:

•	A decrease in payables and other accrued liabilities of $4.0 million, related primarily to the payment of employee-related payables; and

•	An increase in inventories of $1.0 million, due mainly to the timing of shipments within the period.

Investing Activities

Cash used in investing activities during the three months ended June 24, 2011 was $0.6 million, resulting from cash outlays for fixed assets during the quarter.

Cash provided by investing activities during the three months ended June 25, 2010 was $12.6 million, which included the following:

•	Proceeds from the sale of the Optical Products business, net of transaction and other costs, of $13.5 million.

Partially offset by:

•	Expenditures for fixed assets of $0.9 million.

Financing Activities

Cash provided by financing activities during the three months ended June 24, 2011 was $0.1 million, which included the following:

•	Cash received on employee exercise of stock options of $0.6 million.

Partially offset by

•	Payment of dividends on preferred shares of $0.5 million.

Cash used in financing activities during the three months ended June 25, 2010, was $1.2 million.  The use in cash was from the following:

•	Repurchase of preferred shares of $0.8 million; and

•	Payment of dividends on preferred shares of $0.5 million.

Partially offset by:

•	Cash received on employee exercise of stock options of $0.1 million.

There were no common share repurchases in the first quarter of Fiscal 2012 under our current common share buy-back program.  In the first quarter of Fiscal 2011 there were no common share repurchases under the Fiscal 2011 share buy-back program.

Any purchases made under the current share buy-back program will be made at the prevailing market price through the facilities of the TSX. The current share buy-back program allows us to purchase up to 11,803,556 common shares, or about 10% of the public float as of May 31, 2011. The bid does not commit us to make any share repurchases.  We may repurchase such common shares using available cash during a 12-month period from June 7, 2011 to June 6, 2012. The timing and exact number of common shares purchased under the bid will be at our discretion, will depend on market conditions, and may be suspended or discontinued at any time. All shares purchased under the bid will be cancelled.

The conditions attaching to our preferred shares entitle their holders to receive a quarterly dividend of $0.51 (Cdn $0.50) per share. On June 27, 2011, we redeemed all of our outstanding preferred shares. See also Note 21 to the Consolidated Financial Statements.

In addition to our cash and cash equivalents, we have credit facilities of $1.7 million (Cdn $1.7 million) available for letters of credit. As at June 24, 2011, we had used $0.7 million of our credit facilities, accordingly, we had $1.0 million of unused facilities available for letters of credit.  The outstanding letters of credit related to our SERP.

CONTINGENCIES

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business.  We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations.

On a limited basis, we have indemnified customers against combinations of loss, expense, or liability, arising from various triggering events related to the sale and use of our products.  We have not accrued any liabilities related to such indemnification obligations in the consolidated financial statements.  Additionally, we carry insurance to help mitigate against the financial impact of such claims or obligations.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions.

At the beginning of Fiscal 2012, we prospectively applied a change in accounting estimate for calculating depreciation on our fixed assets. As allowable under ASC 360, we have elected to account for parts of a fixed asset as separate items (major components) if they are individually significant and have different useful lives. This results in different depreciation rates being applied for some components of existing fixed assets beginning in Fiscal 2012. This change in estimate has no material effect on our financial results.

There have been no other changes in our critical accounting estimates included in Item 5, Operating and Financial Review and Prospects, of our Annual Report on Form 20-F for the Fiscal Year ended March 25, 2011.

CONTRACTUAL OBLIGATIONS

There were no significant changes to the Company’s contractual obligations in the first quarter of Fiscal 2012.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-17, to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions.  The amendments in this ASU are effective prospectively for milestones achieved in Fiscal Years beginning on or after June 15, 2010.  We adopted this ASU in Fiscal 2012.  The adoption of this ASU did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-14, to address concerns raised by constituents relating to the accounting for revenue arrangements that contain tangible products and software.  The amendments in this ASU change the accounting model for revenue arrangements that include both tangible products and software elements.  Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality will no longer be within the scope of guidance in the Software – Revenue Recognition Subtopic of the FASB ASC.  The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  We adopted this ASU in Fiscal 2012.  The adoption of this ASU did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  This ASU provides amendments to the criteria in the Revenue Recognition – Multiple-Element Arrangements Subtopic of the FASB ASC.  As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP.  The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  We adopted this ASU in Fiscal 2012.  The adoption of this ASU did not have a material impact on our consolidated financial statements.

SUBSEQUENT EVENTS

On June 27, 2011 (the “Redemption Date”), we redeemed all of our outstanding Cdn $2.00 Cumulative Redeemable Convertible Preferred Shares, 1983 R&D Series (the “1983 R&D Series Shares”) in accordance with the share conditions attaching to those shares.

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The redemption price provided in the share conditions for each 1983 R&D Series Share was Cdn $25.00 plus accrued and unpaid dividends up to but not including June, 27, 2011, being an amount of Cdn $0.4837 per 1983 R&D Series Share. There were 966,600 1983 R&D Series Shares outstanding at the Redemption Date and the aggregate redemption price was equal to Cdn $24,632,544.

•	The Toronto Stock Exchange halted trading of the 1983 R&D Series Shares at the opening of business on the Redemption Date and delisted such shares at the close of business on the Redemption Date.

The redemption results in the removal of the preferred shares from our balance sheet. The difference between the reported balance of the shares at June 24, 2011 and the redemption value of $24.6 million is debited to Additional Paid in Capital during the second quarter of Fiscal 2012.

On July 20, 2011, we received an unsolicited non-binding proposal from Microsemi Corporation ("Microsemi") to acquire all of the outstanding shares of Zarlink for Cdn $3.35 per share in cash.

We had received two previous unsolicited, non-binding expressions of interest from Microsemi dated May 20, 2011 and June 17, 2011 for Cdn $3.00 and Cdn $3.25 per share. Our Board of Directors carefully and thoroughly reviewed these non-binding expressions of interest and with the assistance of its financial advisors, RBC Dominion Securities Inc. and Canaccord Genuity Corp., and external legal counsel, unanimously concluded and advised Microsemi that the proposals significantly undervalued Zarlink and our future prospects and were not in the best interests of our stakeholders.

The latest non-binding proposal from Microsemi received July 20, 2011 at Cdn $3.35 per share did not change the conclusion of the Board. The Board considered the July 20, 2011 proposal and unanimously concluded with the assistance of its advisors that it significantly undervalues the Company.

On July 22, 2011, Zarlink’s Board of Directors initiated a process to review a range of strategic alternatives available to Zarlink for enhancing shareholder value. Canaccord Genuity Corp. and RBC Dominion Securities Inc. were retained as financial advisors to provide independent advice.
On July 25, 2011, consistent with the strategic alternatives review process announced by us to enhance shareholder value, our Board of Directors adopted a limited duration shareholder rights plan (the "Rights Plan") pursuant to a shareholder rights plan agreement entered into by Zarlink and Computershare Investor Services Inc., as rights agent. The Rights Plan is intended to allow the Board of Directors to effectively enhance shareholder value and to ensure that all shareholders are treated fairly and equally in connection with any take-over bid for Zarlink.

The Rights Plan also prevents any person from acquiring beneficial ownership of the right to vote more than 20% of Zarlink's outstanding voting shares or from entering into arrangements that have a similar effect.

CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act) during the three months ended June 24, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

COMMON SHARES OUTSTANDING

As at July 26, 2011, there were 122,040,291 Common Shares of Zarlink Semiconductor Inc., no par value, issued, and 120,665,291 outstanding.